Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

05007658

15 April 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549

IAG
Insurance
Australia
Group

SUPPL

Dear Sirs,

Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
APR 25 2005
WASH. D.C. 185 SECTION

dlw 7/6

NRMA INSURANCE SGIO SGIC CGU swann insurance STATE NZI

82-34821

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

13 April 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

DIVIDENDS PAYABLE: RESET PREFERENCE SHARES
RPS1 (IAGPA) and RPS2 (IAGPB)

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 allotted on 20 June 2003 (RPS2) as follows:

	RPS1	RPS2
Dividend rate per annum	5.80%	4.51%
Amount payable per $100 share	$2.8921	$2.2488
Record date	27 May 2005	27 May 2005
Payment date	15 June 2005	15 June 2005

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 3169.

Yours sincerely

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Insurance Australia Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance Australia Group

4 April 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED ('IAG')

PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN

IAG is pleased to advise that ordinary shares to be allocated under the company's Dividend Reinvestment Plan (DRP) will be priced at $6.2948 per share for the 2005 interim dividend.

The DRP price was based on an average market price for the eight trading days from 21 March 2005 to 1 April 2005 inclusive.

Under the DRP, approximately 7.9 million ordinary shares will be allocated to participating shareholders on 18 April 2005, at the same time as interim dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 18 April 2005.

Yours sincerely

Glenn Revell
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Insurance Australia Group Limited
ABN	60 090 739 923

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL J HAWKER
Date of last notice	27 January 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 March 2005
No. of securities held prior to change	1. 1,108,919 (Direct interest) 2. 80,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Class	Ordinary Shares
Number acquired	20,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1

No. of securities held after change	1. 1,128,919 (Direct interest) 2. 60,000 Performance Share Rights over unissued shares in Insurance Australia Group Limited (IAG) issued under IAG's Performance Share Rights Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of employee Performance Share Rights

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au

IAG
Insurance
Australia
Group

29 March 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

INSURANCE AUSTRALIA GROUP LIMITED (IAG)
ISSUE OF SHARES ON EXERCISE OF PSRs

Please find attached an Appendix 3Y following the election by Mr Michael Hawker, CEO and Managing Director of IAG, to exercise 20,000 Performance Share Rights (**PSRs**), in line with the terms of the PSR Plan approved by shareholders.

Relationship to previous issues of Performance Share Rights

In 2001, IAG shareholders approved a resolution to award Mr Hawker 1,000,000 PSRs under the PSR Plan as part of his remuneration when he was appointed CEO.

The terms of the PSRs require IAG's Total Shareholder Return (**TSR**) to be measured against its peer group at the end of each month until 31 December 2006.

On 27 January 2005, Mr Hawker exercised 920,000 of these 1,000,000 PSRs. These PSRs became execisable following the strong performance of IAG's TSR, with the Group ranked at the 71st percentile against its peer group as at 31 December 2004. Based on this performance, 92% of Mr Hawker's PSRs became exercisable.

The Group continues to perform strongly against its peer group. On 28 February 2005, IAG's TSR was ranked at the 72nd percentile against its peer group and thus an additional 2% (20,000) of Mr Hawker's PSRs became exercisable.

Mr Hawker has elected to exercise his PSRs and will receive one ordinary share for each PSR. As with all of the other IAG securities held by him, Mr Hawker may not trade these ordinary shares without the consent of the IAG Board's Nomination, Remuneration & Sustainability Committee.

Background on Performance Share Rights

PSRs seek to align the interests of the CEO and other senior executives of the company with the interests of shareholders to improve the return to shareholders on their investment. Under the PSR Plan, PSRs become exercisable depending on the performance of IAG, based on total shareholder return (TSR), relative to the performance of a group of companies in the S&P/ASX 100 Index, over a set period of time.

The performance hurdles are set so that:

- If the TSR of IAG is ranked below 50% against its peer group, PSRs do not become exercisable;

- If the TSR of IAG is ranked at 50% against its peer group, 50% of a participant's PSRs become exercisable; and

- If the TSR of IAG is ranked at above 50%, then the proportion of PSRs exercisable increases by 2% for each 1% increase in the ranking against its peer group, leading to 100% of a participant's PSRs becoming exercisable if the TSR of IAG is ranked at 75% or above.

Mr Hawker also participates in IAG's separate Performance Award Rights Plan, which was approved by shareholders in 2002, however his Performance Award Rights have not yet, and may not, become exercisable.

PSR and PAR entitlements granted are valued each year and included in Mr Hawker's remuneration as disclosed in the annual report, in accordance with current accounting and other legislative requirements.

Yours sincerely

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary &
Head of Investor Relations

Attachment (2 pages)

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

INSURANCE AUSTRALIA GROUP LIMITED

ABN

60 090 739 923

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	82,500 ✓
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	On the same terms as existing Ordinary Shares listed on ASX.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	An exercise price of $1 has been paid by each holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by that holder, ie $6 in total.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares were issued on exercise of employee Performance Share Rights
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	31 March 2005 ✓

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,593,979,053 ✓	Ordinary
3,500,000 ✓	Reset Preference Shares (IAGPA)
2,000,000 ✓	Reset Preference Shares (IAGPB)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,208,919	Options over unissued shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 March 2005
(Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To **Insurance Australia Group Limited**
ACN/ARSN **090 739 923**

1. Details of substantial holder

Name **Barclays Group ("Barclays")**
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder became a substantial holder on 22 March 2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes	Voting power
Ordinary	81,543,458	81,543,458	5.11%

3. Details of relevant interests

The nature of the relevant interest the substantial holder had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest	Class and number of securities
Barclays	Fund Manager – see Annexure A	81,543,458 ordinary

4. Details of present registered holders

The persons registered as holder of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Class and number of securities
Barclays	JP Morgan & other custodians – see Annexure A	81,543,458 ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration Cash/Non-cash	Class and number of securities
Barclays	Past 4 months	Avg price $6.35	81,543,458 ordinary

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

24-3-05
Date

This is "Annexure A" of 1 page referred to in Form 603 Notice of initial substantial holder

Relevant interest in Insurance Australia Group Limited ("IAG") held by the Barclays Group ("Barclays").

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
IAG	Insurance Australia Group Limited	795,327	0.05	Barclays Global Investors Japan Ltd
IAG	Insurance Australia Group Limited	8,647,664	0.54	Barclays Global Investors Ltd
IAG	Insurance Australia Group Limited	43,988,517	2.76	Barclays Global Investors Australia Ltd
IAG	Insurance Australia Group Limited	6,902,649	0.43	Barclays Global Fund Advisors
IAG	Insurance Australia Group Limited	1,734,156	0.11	Barclays Global Investors Japan Trust & Banking
IAG	Insurance Australia Group Limited	510,600	0.03	Barclays Life Assurance Co Ltd
IAG	Insurance Australia Group Limited	18,282,963	1.15	Barclays Global Investors, N.A.
IAG	Insurance Australia Group Limited	681,582	0.04	Barclays Capital Securities Ltd
		81,543,458	**5.11**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in IAG as custodian and for which Barclays is either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in IAG was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

Barclays and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in IAG.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to Barclays.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

24-3-05
Date